Exhibit 99.6

Letter from BVL to Credicorp Ltd.

(English language translation)

Dear Sirs:

We address you in order to request information regarding your company, whose common shares are registered for negotiation at this institution's Stock Exchange.

Regarding this matter, and considering the information published in various media related to your company, such as the interview published in the newspaper El Comercio today (of which a copy is attached), we ask you to inform yourself about the statements made by the Chairman of the Board, Mr. Dionisio Romero Paoletti.

In this regard, we remind you that, in accordance with the provisions of section 6.5 of the Regulation on Material Events and Reserved Information (Resolution SMV No. 005-2014-SMV/01), it is the obligation of the issuer to clarify, deny, or, where appropriate, communicate as a Material Event, after becoming informed of the statements published in the media by representatives of the issuer itself or by third parties, to comply with the provisions of articles 3 and 4 of the regulation.

In case of any question or clarification, please contact 619-3333 extension 2146, to speak to the Deputy Manager of Issuers and Stock Information.

Without further ado, we are yours.

Sincerely,

Silvia Olivera Beramendi

Deputy Manager of Issuers and Stock Exchange Information

Attachments:

Attachment 1: Interview published in the El Comercio newspaper on November 19, 2019 (see Exhibit 99.4 for full English translation).

Attachment 2: Articles published in the Gestión newspaper on November 19, 2019 titled “Dionisio Romero reveals that Credicorp contributed US$3.6 million to Keiko’s campaign in 2011,” “How was the decision made?” “Vela said that for the first time Fujimori acknowledges the acceptance of large sums of money for her campaign,” and “What the National Office on Electoral Processes (ONPE) says about the campaign contributions in 2011 and 2016 to FP and PPK.” These articles report on Credicorp Ltd.’s campaign donations, drawing details from the El Comercio interview and the letter published on Twitter on November 18, 2019 (see Exhibit 99.2 for a full English translation).